UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
ATI Forgings and Castings Savings and Deferral Plan
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014
With Reports of Independent Registered Public Accounting Firms

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania
We have audited the accompanying statement of net assets available for benefits of the ATI Forgings and Castings Savings and Deferral Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ATI Forgings and Castings Savings and Deferral Plan as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the ATI Forgings and Castings Savings and Deferral Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 11, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the ATI Forgings and Castings Savings and Deferral Plan (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
of America.
/s/ Schenck SC
Certified Public Accountants
Milwaukee, Wisconsin
June 12, 2014

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$60,961,461	$56,336,428
Interest in registered investment companies	333,254	294,032
Total investments at fair value	61,294,715	56,630,460
Notes receivable from participants	1,486,892	1,338,487
Employer contribution receivable	191,573	122,226
Employee contributions receivable	126,378	—
	1,804,843	1,460,713
Net assets available reflecting investments at fair value	63,099,558	58,091,173
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(190,224)	(122,758)
Net assets available for benefits	$62,909,334	$57,968,415
See accompanying notes.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Contributions:
Employee	$3,739,663
Employer	1,468,788
Rollovers	3,404,111
Total contributions	8,612,562
Interest income on notes receivable from participants	60,616
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	3,519,635
Net income from interest in registered investment companies	7,378
Other income	333
Total investment income	3,527,346
12,200,524
Benefits paid to participants	(7,257,350)
Fees	(2,255)
(7,259,605)
Net increase in net assets available for benefits	4,940,919
Net assets available for benefits at beginning of year	57,968,415
Net assets available for benefits at end of year	$62,909,334
See accompanying notes.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
Notes to Financial Statements
December 31, 2014
Note 1. Description of the Plan
The ATI Forgings and Castings Savings and Deferral Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan includes participating employers of the controlled group which includes salaried employees located at the Cudahy Forging Division of ATI Ladish LLC and salaried and hourly employees of certain ATI Ladish LLC subsidiaries (collectively known as the Company). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
Individual accounts are maintained for each participant, reflecting the participant’s before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan’s income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant’s accounts to the total market value of all accounts.
Amounts up to 80% of a participant’s compensation, as defined in the Plan agreement, can be contributed in any combination of after-tax and before-tax contributions for each period, subject to limitations imposed by the Code ($17,500 for calendar year 2014). Catch up contributions of $5,500 were available to participants 50 years or older in 2014. Participants are allowed to rollover existing qualified retirement funds into the Plan. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement 2030 Fund).
Qualifying employee contributions are matched by the Company based on various percentage formulas.  The specific conditions, amounts and criteria governing eligibility for the various employer contributions are set forth in the Plan documents.
The balance in a participant’s account relating to Company contributions and associated earnings generally becomes 20% vested each year of credited service and such vesting increases ratably to 100% after five years. In the event of termination prior to 100% vesting, the non-vested portion is forfeited. Forfeitures are used to to reduce future Company contributions. Employees are 100% vested in their contributions and associated earnings at all times.
A participant may borrow the lesser of $50,000 or 50% of his or her account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months for general purpose loans and up to 180 months for residential loans. The interest rate is determined at the issuance of the loans at a rate equivalent to prevailing interest rates charged by a professional lender and is fixed over the life of the note.
Participants, while employed, may withdraw all or a portion of their after-tax contributions and may also withdraw all or a portion of their before-tax contributions in the event of demonstrated financial hardship, as defined by the Plan. After age 59 1/2, a participant may withdraw the vested portion of this account.
Participants with account balances greater than $1,000 are not required to take a distribution upon termination. Participants making hardship withdrawals are not permitted to contribute to the Plan for 12 months after the date of the hardship withdrawal.
Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions of account balances are made as lump-sum or installment payments.
All expenses incurred in the administration of the Plan, including those charged by the Plan’s trustee, Mercer Trust Company, are paid by the Plan, except as paid for or reimbursed by the Company.

Note 2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Investment Valuation
Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.
Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2014 or 2013. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. ASU 2015-07 is effective for public businesses beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 requires retrospective application by removing investments measured using net asset value as a practical expedient from the fair value hierarchy in all periods presented. The Plan will not elect to early adopt on the ASU and is currently assessing the provision’s impact on the financial statements.
Note 3. Investments
Certain assets of the Plan along with the assets of various other ATI sponsored plans are part of the Master Trust. The Plan’s interest in the net assets of the Master Trust was approximately 6% at December 31, 2014 and 2013. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.

The Plan’s approximate share of the various investment types held by the Master Trust at December 31, 2014 and 2013 was as follows:

	2014	2013
Synthetic investment contracts	4%	4%
Registered investment companies	9%	9%
Common collective trusts	6%	5%
Guaranteed investment contracts	4%	4%
Corporate common stock	1%	1%
The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2014 and 2013:

	2014	2013
Common collective trusts	$427,368,687	$412,878,005
Registered investment companies	287,904,388	288,684,301
Synthetic investment contracts	170,146,222	177,723,536
Corporate common stock	79,128,106	78,694,750
Guaranteed investment contracts	37,304,420	41,571,159
Other	10,928	—
Total investments held by the Master Trust at fair value	$1,001,862,751	$999,551,751

Investment income attributable to the Master Trust for the year ended December 31, 2014 was as follows:

Net appreciation in fair value of investments:
Common collective trusts	$28,763,022
Synthetic investment contracts	3,580,453
Guaranteed investment contracts	587,727
Registered investment companies	22,641,061
Corporate common stocks	79,747
Other	9,160
Net appreciation in fair value of investments	55,661,170
Expenses
Administrative expenses and other, net	(970,187)
Total investment gain	$54,690,983
The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, and actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts held by the Master Trust for 2014 and 2013 were as follows:

	2014	2013
Based on actual earnings	2.14%	2.02%
Based on interest rate credited to participants	1.88%	1.79%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
Note 4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, where NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, these investments are classified within Level 2 of the valuation hierarchy.

•
Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•
Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•
Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments of the Master Trust at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2014 and 2013. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.
Master Trust assets measured at fair value on a recurring basis:

December 31, 2014	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$427,368,687	$427,368,687
Interest in registered investment companies (b)	287,904,388	—	287,904,388
Interest in synthetic investment contracts (c)	—	170,146,222	170,146,222
Corporate common stock (d)	79,128,106	—	79,128,106
Interest in guaranteed investment contracts	—	37,304,420	37,304,420
Other	10,928	—	10,928
	$367,043,422	$634,819,329	$1,001,862,751

December 31, 2013	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$412,878,005	$412,878,005
Interest in registered investment companies (b)	288,684,301	—	288,684,301
Interest in synthetic investment contracts (c)	—	177,723,536	177,723,536
Corporate common stock (d)	78,694,750	—	78,694,750
Interest in guaranteed investment contracts	—	41,571,159	41,571,159
	$367,379,051	$632,172,700	$999,551,751

(a) This class includes approximately 3% fixed income funds, 14% equity funds and 83% target dated funds in 2014, and approximately 4% fixed income funds, 15% equity funds and 81% target dated funds in 2013. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
(b) This class includes approximately 56% U.S. equity funds, 12% non-U.S. equity funds and 32% fixed income funds in 2014, and approximately 54% U.S. equity funds, 13% non-U.S. equity funds and 33% fixed income funds in 2013.
(c) This class includes approximately 1% government and government agency bonds, 3% corporate bonds, 2% residential mortgage-backed securities, 1% commercial mortgage-backed securities, 92% common collective trusts and 1% asset-backed securities in 2014, and approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts and 3% asset-backed securities in 2013. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
(d) Comprised of ATI common stock.
In addition to the Plan’s investments in the Master Trust, the Plan holds $333,254 and $294,032 in self-directed accounts as of December 31, 2014 and 2013, respectively. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.
Note 5. Income Tax Status
The Plan adopted a prototype defined contribution plan (prototype plan) administered by the Trustee. The Internal Revenue Service has determined and informed the Trustee by a letter dated March 31, 2008, that the prototype plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator has not requested a separate opinion letter from the IRS for the Plan since the prototype plan was amended in 2010 to comply with tax law changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001 and related legislation. However, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and operated in compliance with the prototype plan and the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2011.
Note 6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event of Plan termination, participants would become 100% vested in their employer contributions.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN
EIN: 25-1792394 Plan: 022
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2014

Description	Current Value
Participant loans* (3.25% to 10.50%, with maturities through 2029)	$1,486,892
Registered investment companies:
Self-directed accounts:
Direxion Funds Monthly Small Cap Bear 2X	$20,409
Fidelity Funds Commonwealth Large Cap Growth Enhanced	3,435
Hussman Invt Tr Strategic Growth Fund	52,570
TD America Money Market Portfolio	14,352
AQR Managed Futures	48,421
Artisan Value Fund Inv	35,100
AMG Yacktman Focused Svc	34,056
FPA - Crescent Portfolio	32,638
Loomis Sayles Bond Fund Retail Cl	22,735
Merger Fd Sh Ben Int	17,915
Cohen & Steers Rlty Shs Inc COm	35,185
PIMCO Funds Commodity/Real Estate Strat Fd D	16,438
Total Self-directed accounts	$333,254

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Date:	June 11, 2015	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)